[Mountain National Bancshares, Inc. Letterhead]
December 10, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention:	Jonathan E. Gottlieb
Michael R. Clampitt

Re:	Mountain National Bancshares, Inc. Registration Statement on Form S-1 (File No. 333-168281)
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Mountain National Bancshares, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-168281), together with all exhibits thereto (the “Registration Statement”), effective as of the date first set forth above. The Company has elected not to proceed with the offering contemplated by the Registration Statement due to adverse market conditions and to pursue alternative arrangements. The Company believes the withdrawal to be consistent with the public interest and the protection of investors. The Company confirms that no securities have previously been sold in connection with the proposed offering.
In accordance with Rule 477(c) under the Act, the Company respectfully advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.
The Company requests that, in accordance with Rule 457(p) under the Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.
If you are in need of additional information, please feel free to contact Bob F. Thompson of Bass, Berry & Sims PLC at (615) 742-6262 or the undersigned at (865) 908-1650.

Very truly yours,
/s/ Richard A. Hubbs
Richard A. Hubbs
Senior Vice President and Chief Financial Officer